Exhibit 97.1

BGC Group, Inc.
Compensation Recovery Policy

1.Purpose. The Board of Directors (the “Board”) of BGC Group, Inc. (the “Company”), upon the recommendation of its Compensation Committee (the “Committee”), has adopted this Compensation Recovery Policy (this “Policy”) to implement a mandatory compensation recovery policy in the event of an accounting restatement that the Company is required to prepare due to its material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”), in compliance with Section 10D of the Securities Exchange Act of 1934, as amended, and Rule 10D-1 promulgated thereunder, Rule 5608 of the Listing Rules of The Nasdaq Stock Market LLC (“Nasdaq”), and any other national stock exchange rules that the Company is or may become subject to (together, the “Applicable Rules”).

2.Administration. This Policy shall be administered by the Committee, which shall make all determinations with respect to this Policy, consistent with the terms of this Policy, the Applicable Rules, and any applicable law. Any and all interpretations, decisions, and determinations made by the Committee under or relating to this Policy shall be final, conclusive, and binding on all affected parties.

3.Effective Date. This Policy shall be effective as of December 1, 2023, with retroactive applicability to October 2, 2023, the date that Nasdaq Listing Rule 5608 became effective.

4.Covered Persons and Covered Incentive-Based Compensation. This Policy covers all persons who are, become, or were previously “executive officers” of the Company as defined in the Applicable Rules (each, an “Executive Officer”). Additionally, any equity award agreement, compensation plan or other agreement or arrangement involving the grant of Incentive-Based Compensation (as defined below) by the Company to an Executive Officer granted on or following the Effective Date shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy.
This Policy shall apply to any compensation (“Incentive-Based Compensation”) that is granted, earned, or vested based wholly or in part upon the attainment of (i) any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measures that are derived wholly or in part from such measures (including non-GAAP measures); (ii) a specified stock price of the Company; or (iii) a specified total stockholder return of the Company (each, a “Financial Reporting Measure”). Incentive-Based Compensation does not include, among other forms of compensation, bonuses that are solely discretionary and are not paid from a “bonus pool” that is determined by reference to the attainment of a Financial Reporting Measure; equity awards that vest exclusively upon completion of a specified employment period, without any Financial Performance Measure-related condition; and awards that are purely discretionary or purely based on subjective goals or goals unrelated to Financial Reporting Measures. For the avoidance of doubt, restricted stock units, restricted stock, stock appreciation rights, or similar equity awards, including the vesting of those awards, granted with reference to a grant date stock price, but not contingent upon the attainment of a specified stock price, shall not be deemed Incentive-Based Compensation solely because of such reference.
This Policy applies to Incentive-Based Compensation that is Received (as defined below) by any Executive Officer on or after October 2, 2023 that results from the attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after such date. Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation is attained, even if the grant, payment, or settlement of the Incentive-Based Compensation occurs after the end of that period.
Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date that the person served as an Executive Officer; however, once a person is an Executive Officer, subsequent changes in the Executive Officer’s employment status, including if such person no longer serves as an Executive Officer, do not impair the Company’s right to recover Incentive-Based Compensation pursuant to this Policy.
5.Recovery After a Restatement. In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from any Executive Officer who served as such during the performance period applicable to any Incentive-Based Compensation subject to this Policy the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Executive Officer (after beginning to serve in such capacity) during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Restatement and any transition period as provided in the Applicable Rules. For purposes of this Policy, the date on which the Company is required to prepare a Restatement is the earlier of the date (i) that the Board, a committee of the Board, or any officer of the Company authorized to take such action if Board or committee action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
The amount of erroneously awarded Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Executive Officer (whether in cash, shares, equity awards, or otherwise) based on the erroneous data in the original financial statements compared to the Incentive-Based Compensation (whether in cash, shares, equity awards, or otherwise) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated financial statements, without regard to any taxes paid by the Executive Officer.

Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total stockholder return, where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was Received, and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to Nasdaq.

Recovery of any erroneously awarded Incentive-Based Compensation under this Policy is not dependent on fraud or misconduct by any Executive Officer.

6.Exceptions. No recovery of erroneously awarded Incentive-Based Compensation shall be required if any of the following conditions is met and the Committee determines that, on such basis, recovery would be impracticable:

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(i)the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, that, prior to making a determination that it would be impracticable to recover any such Incentive-Based Compensation based on the expense of enforcement, the Company shall (a) have made reasonable attempts to recover the Incentive-Based Compensation, (b) have documented such reasonable attempts to recover, and (c) provide that documentation to Nasdaq as and when required by the Applicable Rules;

(ii)recovery would violate the home country law where that law was adopted prior to November 28, 2022; provided, that, prior to making a determination that it would be impracticable to recover any such Incentive-Based Compensation based on violation of home country law, the Company shall (a) have obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and (b)  provide such opinion to Nasdaq as and when required by the Applicable Rules; or

(iii)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the U.S. Treasury regulations promulgated thereunder.

7.Disclosures. The Company shall make all required disclosures with the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq, as applicable, with respect to this Policy and any matters related hereto in accordance with the requirements of the Applicable Rules and any other requirements applicable to the Company, including any disclosures required in connection with SEC filings.

8.Methods of Recovery. In the event of a required recovery of erroneously awarded Incentive-Based Compensation determined to be subject to recovery pursuant to this Policy (“Clawback Compensation”), to the extent permitted by applicable law the Company shall, as determined by the Committee in its sole discretion, take such actions as it may deem necessary or appropriate to recover the Clawback Compensation from any affected Executive Officer or former Executive Officer. These actions may include, without limitation:

(i)the forfeiture, reduction, or cancellation of any Clawback Compensation (whether vested or unvested) that has not been distributed or otherwise settled;

(ii)the recovery of any Clawback Compensation that was previously paid to such Executive Officer;

(iii)the recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Clawback Compensation;

(iv)the offset, withholding, or elimination of any compensation that could be paid or awarded to such Executive Officer after the date of determination;

(v)the recovery of any amount in respect of Clawback Compensation that was contributed or deferred to a plan that takes into account Clawback Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, supplemental executive retirement plans, and insurance plans to the extent otherwise permitted by applicable law, including Section 409A of the Code) and any earnings accrued on such Clawback Compensation; and

(vi)the taking of any other remedial and recovery action permitted by applicable law or contract.

9.No Indemnification. The Company shall not indemnify any Executive Officer or former Executive Officer against the Company’s recovery of erroneously awarded Incentive-Based Compensation and shall not pay or reimburse any such Executive Officer for premiums incurred or paid for any insurance policy to fund such Executive Officer’s potential recovery obligations.

10.Non-Exclusive Rights. Any Company right of recovery of erroneously awarded Incentive-Based Compensation under this Policy is in addition to, and not in lieu of, any other remedies or rights available to the Company pursuant to (i) any incentive plan of the Company or its subsidiaries or affiliates, including the BGC Group, Inc. Long Term Incentive Plan, the BGC Group, Inc. Incentive Bonus Compensation Plan, or any successor plan thereto, or (ii) any employment agreement, compensation agreement, award agreement, separation agreement, or similar or other agreement or arrangement.

In addition, the Company may take any and all other actions as it may deem necessary, appropriate, or otherwise in the Company’s best interest, including, without limitation, initiation of legal or contractual action against an Executive Officer.

11.Governing Law; Severability. This Policy and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Applicable Rules or law, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its choice of law principles. If any provision of this Policy shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Policy, but this Policy shall be construed and enforced as if the illegal or invalid provision had never been included in this Policy.

12.Amendment. The Board may, upon the recommendation of the Committee, amend this Policy at any time for any reason, subject to limitations under the Applicable Rules. Without limiting the forgoing, the Board, upon the recommendation of the Committee, may amend this Policy as it deems necessary or appropriate to reflect any amendment of the Applicable Rules or any regulation or guidance issued under the Applicable Rules.

Version: December 1, 2023
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